Exhibit (e)(1)

ULTRA AEROSPACE OPPORTUNITIES INC.

DISTRIBUTION REINVESTMENT PLAN

TERMS AND CONDITIONS

Pursuant to the Distribution Reinvestment Plan (the “Plan”) of Ultra Aerospace Opportunities Inc. (the “Company”), unless a holder (each, a “Shareholder”) of the Company’s shares of common stock, par value $0.001 (the “Common Shares”) otherwise elects, all dividends, capital gain distributions and returns of capital, if any, on such Shareholder’s Common Shares will be automatically reinvested by Computershare Trust Company, N.A., as agent for Shareholders in administering the Plan (the “Plan Administrator”), in additional Common Shares of the Company. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions payable in cash directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by Computershare Trust Company, N.A., as the dividend disbursing agent.

To opt out of the Plan, or opt back in, a Shareholder must provide notice to the Plan Administrator prior to any dividend/distribution record date as indicated below. If the Plan Administrator receives your request to opt-out on or after the record date for a dividend, the Plan Administrator may either pay the dividend in cash or reinvest it under the Plan on the next investment date on your behalf. If reinvested, the Plan Administrator may sell the shares purchased and send the proceeds to you, less any applicable fees.

Shareholders may contact the Plan Administrator as follows:

THROUGH THE INTERNET

www.computershare.com/investor

BY TELEPHONE

By calling 1-877-373-6374 (U.S. and Canada) or 1-781-575-2879 (outside U.S. and Canada)

IN WRITING

Shareholders may write to the Plan Administrator at Computershare Trust Company, N.A. P.O. Box 43006, Providence, RI 02940-3006. Be sure to include your name, address, daytime phone number, account number and a reference to Ultra Aerospace Opportunities Inc. on all correspondence.

Whenever the Company declares an income dividend, a capital gain distribution or other distribution (collectively referred to as “distributions”) payable either in shares or in cash, non-participants in the Plan will receive cash, and participants in the Plan will receive a number of Common Shares determined in accordance with the following provisions. The Common Shares will be acquired by the Plan Administrator for the participants’ accounts, depending upon the circumstances described below, either (i) through the receipt of additional unissued but authorized Common Shares from the Company (“Newly Issued Common Shares”) or (ii) by purchase of outstanding Common Shares on the open market (“Open-Market Purchases”) on the Nasdaq Global Select Market, the primary national securities exchange on which the Common Shares are traded, or elsewhere. If, on the payment date for any distribution, the market price per share plus estimated per share fees is equal to or greater than the net asset value per Common Share (such condition being referred to herein as “market premium”), the Plan Administrator shall receive Newly Issued Common Shares, including fractions of shares from the Company for each Plan participant’s account. The number of Newly Issued Common Shares to be credited to each participant’s account will be determined by dividing the dollar amount of the distribution by the net asset value per Common Share on the date the Common Shares are issued, provided that, if the net asset value per Common Share is less than or equal to 95% of the then-current market price per Common Share on the date of issuance, the dollar amount of the distribution will be divided by 95% of the market price on the date of issuance for purposes of determining the number of shares issuable under the Plan. If, on the payment date for any distribution, the net asset value per Common Share is greater than the market value plus estimated brokerage trading fees (such condition being referred to herein as “market discount”), the Plan Administrator will invest the distribution amount in Common Shares acquired on behalf of the participants in Open-Market Purchases.

In the event of a market discount on the payment date for any distribution, the Plan Administrator will have until the last business day before the next date on which the Common Shares trade on an “ex-dividend” basis or in no event more than 30 days after the record date for such distribution, whichever is sooner (the “Last Purchase Date”), to invest the distribution amount in Common Shares acquired in Open-Market Purchases. If, before the Plan Administrator has completed its Open-Market Purchases, the market price of a Common Share exceeds the net asset value per Common Share, the average per-Common Share purchase price paid by the Plan Administrator may exceed the net asset value of the Common Shares, resulting in the acquisition of fewer Common Shares than if the distribution had been paid in newly issued shares on the distribution payment date. If the Plan Administrator is unable to invest the full distribution amount in Open-Market Purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Administrator may cease making Open-Market Purchases and may invest the uninvested portion of the distribution amount in Newly Issued Common Shares at the net asset value per Common Share at the close of business on the Last Purchase Date, provided that, if the net asset value is less than or equal to 95% of the then-current market price per Common Share, the dollar amount of the distribution will be divided by 95% of the market price on the date of issuance for purposes of determining the number of shares issuable under the Plan.

The Plan Administrator maintains all registered Shareholders’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Common Shares in the account of each Plan participant will be held by the Plan Administrator in non-certificated form in the name of the Plan participant.

In the case of Common Shares owned by a beneficial owner but registered with the Plan Administrator in the name of a nominee, such as a bank, a broker or other financial intermediary (each, a “Nominee”), the Plan Administrator will administer the Plan on the basis of the number of Common Shares certified from time to time by the Nominee as participating in the Plan. The Plan Administrator will not take instructions or elections from a beneficial owner whose Common Shares are registered with the Plan Administrator in the name of a Nominee. If a beneficial owner’s shares are held through a Nominee and are not registered with the Plan Administrator as participating in the Plan, neither the beneficial owner nor the Nominee will be participants in or have distributions reinvested under the Plan with respect to those shares. If a beneficial owner of Common Shares held in the name of a Nominee wishes to participate in the Plan, and the Shareholder’s Nominee is unable or unwilling to become a registered shareholder and a Plan participant with respect to those shares on the beneficial owner’s behalf, the beneficial owner may request that the Nominee arrange to have all or a portion of his or her Common Shares registered with the Plan Administrator in the beneficial owner’s name so that the beneficial owner may be enrolled as a participant in the Plan with respect to those Common Shares. Participants whose Common Shares are registered with the Plan Administrator in the name of one Nominee may not be able to transfer the Common Shares to another firm or Nominee and continue to participate in the Plan.

There will be no fees with respect to those Common Shares issued directly by the Company as a result of distributions payable either in Common Shares or in cash. However, each participant will pay a per share fee (currently $[ ] per share) incurred in connection with Open-Market Purchases in connection with the reinvestment of distributions. Per share fees include any applicable brokerage commission the Plan Administrator is required to pay.

Shareholders may request to sell a portion of the Common Shares in their accounts by notifying the Plan Administrator as indicated above. The Plan Administrator will sell such Common Shares through a broker-dealer selected by the Plan Administrator within 5 business days of receipt of the request. The sale price will equal the weighted average price of all Common Shares sold through the Plan on the day of the sale, less applicable fees which are currently $[ ] per sale and a per share fee of $[ ]. Per share fees include any applicable brokerage commission the Plan Administrator is required to pay. Shareholders should note that the Plan Administrator is unable to accept instructions to sell on a specific date or at a specific price.

The Company and Plan Administrator, and any agent of either of them, are not liable for any act done in good faith or for any omission to act in good faith, including, without limitation, (i) any claim of liability arising out of failure to terminate a Participant’s account upon a Participant’s death prior to receipt of notice in writing of such death from a qualified representative of the deceased, (ii) any claim of liability arising out of the inability to purchase Shares, (iii) the prices at which Shares are purchased for a Participant’s account, (iv) the times when such purchases are made, or (v) any fluctuations in the market value of the Common Shares. You should recognize that neither the Company nor the Plan Administrator can assure you of a profit or protect you against a loss on any Common Shares purchased for your account under the Plan. An investment in the Common Shares under the Plan is, like any equity investment, subject to investment risk and possible loss of some or all of the principal amount invested.

The Company reserves the right to amend or terminate the Plan and will provide written notice to each Shareholder of any amendment or termination. There is no direct service charge to participants with regard to purchases in the Plan; however, the Company reserves the right to amend the Plan to include a service charge payable by the participants by written notice provided directly or in the next report to Shareholders.

VOTING

Each Shareholder proxy will include those Common Shares purchased or received pursuant to the Plan. The Plan Administrator will forward all proxy solicitation materials to participants and vote proxies for Common Shares held pursuant to the Plan in accordance with the instructions of the participants.

TAXATION

The automatic reinvestment of distributions will not relieve Plan participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. Participants that request a sale of Common Shares through the Plan Administrator are subject to brokerage commissions.